ALUMIFUEL POWER CORPORATION

7315 East Peakview Avenue

Centennial, Colorado 80111

(303) 796-8940

March 3, 2011

Ms. Tabatha Akins

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

re:        AlumiFuel Power Corp.

            Item 4.01 Form 8-K

            Filed February 18, 2011

            File No. 333-57946

Dear Ms. Akins:

We are in receipt of your letter dated February 23, 2011 regarding our above referenced filing.  Attached please find a redline copy of our proposed amended filing for your review.  Please see our responses below, which have been keyed to your comments to facilitate your review.

1.      We have revised paragraph one of our disclosure to explicitly state that the former auditors were dismissed by the Company and our board of directors approved the dismissal.

2.      We have revised paragraph two to include disclosure that, "During the two fiscal years ended December 31, 2009 and January 31, 2009 and in the subsequent interim period through February 14, 2011, the date of the dismissal of Cordovano & Honeck, LLP,....".  It is important to note that the original Form 8-K contained a typographical error stating a fiscal year end of January 31, 2008 when it should have stated January 31, 2009.  On March 17, 2010, the Company changed its fiscal year end from January 31 to December 31.  Cordovano and Honeck, LLP audited the Company's financial statements for the fiscal year ended January 31, 2009.

Effective May 5, 2009, the Company completed a share exchange through with it acquired HPI Partners, LLC and Subsidiaries and subsequently changed its name from Inhibiton Therapeutics, Inc. to AlumiFuel Power Corporation.  Hawkins Accounting audited the financial statements of HPI Partners, LLC and Subsidiaries at December 31, 2008 prior to its acquisition by the Company, however, the periods covered by this 8-K filing were the December 31, 2009 and January 31, 2009 fiscal year ends of the publicly traded company, AlumiFuel Power Corporation f/k/a Inhibiton Therapeutics, Inc., respectively.  Hawkins Accounting was the previous name of RR Hawkins & Associates International, PSC.

Ms. Tabatha Akins

U.S. Securities and Exchange Commission

March 3, 2011

3.      As stated in our response for Comment 2 above, Hawkins Accounting audited the  December 31, 2008 financial statements of then privately-held HPI Partners, LLC and Subsidiary prior to their acquisition by the Company, however, the periods covered by this 8-K filing were the December 31, 2009 and January 31, 2009 audits presented in the similarly dated Annual Reports on Form 10-K(SB) of AlumiFuel Power Corporation f/k/a Inhibiton Therapeutics, Inc, respectively.  Hawkins Accounting was the previous name of RR Hawkins & Associates International, PSC.

4.      We have revised paragraph three to reference the correct year end date of January 31, 2009 for the audited financial statements as well as to include a specific description of the nature of the going conclusion.

5.      We have included a revised and newly dated letter from Cordovano and Honeck, LLP.

We acknowledge that:

o  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions or require further information please do not hesitate to contact me at (303) 796-8940.

Sincerely, /s/ Thomas B. Olson Thomas B. Olson Corporate Secretary